

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 4, 2017

Frank Kristan
President
LHI Acquisition Corporation
332 North Henry Street
Williamsburg, VA

> **Re:** **LHI Acquisition Corporation**
> **Form 10-12G**
> **Filed August 21, 2017**
> **File No. 000-55829**

Dear Mr. Kristan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Vic Devlaeminck, Esq.